Mr. Larry Spirgel

Office Chief

Division of Corporation Finance

Office of Technology

United States Securities and Exchange Commission

Washington, D.C. 20549

Attn: Michael Foland

December 9, 2020

Re:	Virtuix Holdings Inc. Amendment No. 4 to Offering Statement on Form 1-A Filed November 27, 2020 File No. 024-11309

Dear Mr. Spirgel,

Thank you for your comments dated December 9, 2020 regarding the Offering Statement of Virtuix Holdings Inc. (the “Company”). We appreciate the opportunity to respond to your comments, which we have set out below together with the Company’s responses.

Amendment No. 4 to Offering Statement on Form 1-A

General

1.	We note on the powerpoint presentation on the SeedInvest website that your gross margin for the year ended March 31, 2020 was approximately 50%; however, your gross margin is disclosed in your offering memorandum as approximately 23%. Please advise or revise.

The Company notes that the gross margin referred to in the powerpoint presentation is for each Omni Arena sale, rather than the total gross profits of the Company. To ensure there is no confusion, the Company has removed the statement from the powerpoint, which has also been replaced on the SeedInvest website on December 9, 2020. The Company has prepared an exhibits only filing with the updated powerpoint presentation being made available to prospective investors, along with addition testing the waters materials used by the Company and SeedInvest.

Thank you again for the opportunity to respond to your questions to the Offering Statement of the Company. The Company would appreciate a prompt review of its filed amendment to its Offering Statement. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,

/s/ Andrew Stephenson

Andrew Stephenson

Partner

CrowdCheck Law, LLP

cc: Jan Goegeluk

Chief Executive Virtuix Holdings Inc.

1826 Kramer Lane, Suite H

Austin, TX 78758